Dividend Capital Diversified Property Fund Inc. SC TO-I
Exhibit (a)(iv)
Excerpt from Supplement No. 6 dated November 9, 2016 to the prospectus of Dividend Capital Diversified Property Fund Inc. dated May 2, 2016 to be filed with the Securities and Exchange Commission on November 9, 2016.
Commencement of a Self-Tender Offer for our Class E Shares of Common Stock
On November 9, 2016, we commenced a self-tender offer to purchase for cash up to 4,032,258 of our Class E shares, or approximately $30 million of our Class E shares, subject to our ability to increase the number of shares accepted for payment in the offer by up to but not more than 2% of the Company’s outstanding Class E shares (resulting in a commensurate increase in the number of shares by up to approximately 2.4 million shares) without amending or extending the offer in accordance with rules promulgated by the Commission, at a purchase price of $7.44 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2016, and in the related Letter of Transmittal, filed with the Commission on Schedule TO on November 9, 2016 and available at www.sec.gov. Unless extended or withdrawn, the offer will expire at 5:00 p.m. Central Time, on Friday, December 9, 2016.
The purchase of Class E shares pursuant to the offer will have the following effects:

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Depending on how many shares are purchased, the offer will decrease the amount of cash we have available for other purposes, such as making new investments, and will likely increase our leverage and our borrowing costs as we intend to finance a portion of the offer with borrowings.

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If the purchase price is lower than our NAV, the purchases of shares pursuant to the offer may have a slightly positive impact to our NAV for remaining stockholders. This positive impact may result in better overall total stockholder returns for remaining stockholders, which may result in a slight increase to the performance-based advisory fee that is paid to our Advisor.

•	Purchases of shares pursuant to the offer will increase the proportionate interest of stockholders that do not tender their shares.

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Class E stockholders who tender all of their shares will give up the opportunity to participate in any potential future benefits from owning shares, including the right to receive any future dividends or distributions that we may pay.

Because there will be fewer outstanding Class E shares, we anticipate that the base management fees paid to our Advisor will decrease.